Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

File No. 333-197470

PROSPECTUS SUPPLEMENT NO. 15

DATED February 20, 2015 (To Prospectus Dated August 7, 2014)

AMEDICA CORPORATION

2,326,409 Shares of Common Stock

This Prospectus Supplement No. 15, dated February 20, 2015 (“Supplement No. 15”), filed by Amedica Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated August 7, 2014 (as amended and supplemented from time to time, the “Prospectus”). This Supplement No. 15 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the sale of up to 2,326,409 shares of our common stock by MG Partners II Ltd., or the Selling Stockholder, consisting of:

•	1,706,667 shares issued or issuable upon conversion of an aggregate principal amount of $6.4 million of our senior convertible notes, including accrued interest, subject to adjustment;
•	50,853 shares issued to the Selling Stockholder in connection with a securities purchase agreement dated June 30, 2014; and
•	568,889 shares issued or issuable to the Selling Stockholder upon exercise of warrants at an exercise price of $4.65 per share, subject to adjustment pursuant to the terms of the warrant.

This Supplement No. 15 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 20, 2015.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 8 OF THE ORIGINAL PROSPECTUS.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 15 is February 20, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 19, 2015

Amedica Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33624	84-1375299
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1885 West 2100 South Salt Lake City, UT		84119
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (801) 839-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On February 20, 2015, Amedica Corporation (“Amedica” or “the Company”) issued a press release relating to a notification from the NASDAQ OMX GROUP (“Nasdaq”).   On February 19, 2015, the Company received a letter from Nasdaq stating that the bid price of the Company’s common stock for the last 30 consecutive trading days had closed below the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).

The Nasdaq notification letter does not result in the immediate delisting of the Company’s common stock, and the stock will continue to trade uninterrupted on the The Nasdaq Capital Market under the symbol “AMDA”.

Amedica management intends to resolve the situation to allow for continued listing on The Nasdaq Capital Market.

Amedica is provided a grace period of 180-calendar days, or until August 18, 2015, to regain compliance with the minimum bid price requirement. If at any time during the 180-day grace period, the minimum closing bid price per share of the Company’s common stock closes at or above $1.00 for a minimum of ten consecutive business days, Amedica will regain compliance and the matter will be closed. In the event the Company does not regain compliance within this grace period, it may be eligible to receive an additional 180-day grace period; provided that Amedica meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provides written notice of its intention to cure the minimum bid price deficiency during the second 180-day grace period, by effecting a reverse stock split, if necessary. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is not otherwise eligible for the additional grace period, the Company’s common stock will be subject to delisting by Nasdaq.

A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits.

(d)	Exhibits.
99.1	Press Release dated February 20, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEDICA CORPORATION

Date: February 20, 2015	/s/ Ty Lombardi
Ty Lombardi
Vice President, Finance

Exhibit 99.1

Amedica Announces Receipt of Nasdaq Notice of Bid Price Deficiency

SALT LAKE CITY, February 20, 2015 – Amedica Corporation (Nasdaq:AMDA), a company that develops and commercializes silicon nitride ceramics as a biomaterial platform, announced today that on February 19, 2015, the Company received a letter from the Nasdaq Listings Qualifications department of the Nasdaq Capital Market ("Nasdaq") notifying the Company that the minimum bid price per share for its common stock was below $1.00 for a period of thirty (30) consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The Nasdaq notification letter does not result in the immediate delisting of the Company’s common stock, and the stock will continue to trade uninterrupted under the symbol “AMDA.” Amedica management intends to resolve the situation to allow for continued listing on the Nasdaq Capital Market.

The Company has a compliance period of 180 calendar days, or until August 18, 2015, to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the 180-day compliance period, the closing bid price per share of the Company's common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with Rule 5550(a)(2) within this compliance period, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit the required materials or make the required representations, the Company's common stock will be subject to delisting by Nasdaq.

About Amedica Corporation

Amedica is focused on the development and application of medical-grade silicon nitride ceramics. Amedica markets spinal fusion products and is developing a new generation of wear- and corrosion-resistant implant components for hip and knee arthroplasty. The Company manufactures its products in its ISO 13485 certified manufacturing facility and, through its partnership with Kyocera, the world's largest ceramic manufacturer. Amedica's spine products are FDA-cleared, CE-marked, and are currently marketed in the U.S. and select markets in Europe and South America through its distributor network and its growing OEM partnerships.

For more information on Amedica or its silicon nitride material platform, please visit www.amedica.com.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include the intent, belief or current expectations of Amedica and members of its management team with respect to Amedica's future business operations as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but are not limited to, Amedica’s growing OEM partnerships, Amedica's market opportunities, growth, future products, market acceptance of its products, sales and financial results and such statements are subject to risks and uncertainties such as the timing and success of new product introductions, physician acceptance, endorsement, and use of Amedica's products, regulatory matters, competitor activities, changes in and adoption of reimbursement rates, potential product recalls, effects of global economic conditions and changes in foreign currency exchange rates. Additional factors that could cause actual results to differ materially from those contemplated within this press release can also be found in Amedica's Risk Factors disclosure in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on March 31, 2014, and in Amedica's other filings with the SEC. Amedica disclaims any obligation to update any forward-looking statements.

Contact:
Mike Houston

Director of Investor Relations

801-839-3534

mhouston@amedica.com